UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WALMART INC.
(Exact name of registrant as specified in its charter)

Delaware	001-06991	71-0415188
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

1 Customer Drive
Bentonville, Arkansas 72716
(Address of principal executive offices)(Zip Code)

Erin Nealy Cox
Executive Vice President, Global Governance, Chief Legal Officer, and Corporate Secretary
479-273-4000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
This Specialized Disclosure Report on Form SD (this “Form SD”) of Walmart Inc. (the “Registrant” or “Company”) is being filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Conflict Minerals Rule”), with respect to the reporting year ended December 31, 2025 (the “Reporting Year”).
The Conflict Minerals Rule was adopted by the SEC to implement reporting and disclosure requirements related to gold, tin, tungsten, and tantalum (“Conflict Minerals”). Pursuant to the Conflict Minerals Rule, publicly traded companies must submit a report to the SEC after determining whether Conflict Minerals originating from the Democratic Republic of the Congo or adjoining countries (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia) (together, the “Covered Countries”) are present in the products the Company manufactures or contracts to manufacture, and if any of the Conflict Minerals are necessary to the functionality or production of the products. In addition, the Company must adopt a Global Conflict Minerals Compliance Policy (the “Conflict Minerals Policy”) that sets forth the Company’s expectations that its suppliers will actively support the Company’s Conflict Minerals disclosure requirements.

I.Overview
The Company is an omnichannel retailer dedicated to helping people around the world save money and live better by providing the opportunity to shop in both retail stores and through eCommerce. The majority of the Company’s products are manufactured by third-party manufacturers. The Company contracts with certain suppliers (“Private Brand Suppliers”) to manufacture private brand products for sale to its customers. Products from these Private Brand Suppliers may contain one or more Conflict Minerals (“Covered Products”).
As described below, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) pursuant to the Conflict Minerals Rule. Based on the information provided by its Private Brand Suppliers, the Company has no reason to believe that Conflict Minerals contained in its Covered Products were sourced from the Covered Countries.

II.Reasonable Country of Origin Inquiry
The RCOI involved the following steps:
(a)the Company notified its Private Brand Suppliers of the Conflict Minerals Policy, the Company’s expectations regarding its compliance obligations, and its expectations for the suppliers’ cooperation in the Company’s compliance activities;
(b)the Company provided training materials to its merchants and sourcing associates to inform them of its Conflict Minerals Policy and clarify their role in identifying Covered Products;

(c)the Company required and assessed the appropriate completion of a survey, which is designed to elicit representations from the Private Brand Suppliers to provide the Company with reasonable assurance as to the presence of Conflict Minerals in their products; and
(d)the Company compiled the results of the surveys and follow-up inquiries and reviewed the results to determine the name and location of the smelters used to source the Conflict Minerals, and whether the Conflict Minerals may be from recycled or scrap sources.
The Company validated the Private Brand Suppliers’ representations with information from the Responsible Minerals Initiative and the Responsible Jewelry Council. The Company relied on the Responsible Minerals Initiative’s (“RMI”) Responsible Minerals Assurance Process and the Responsible Jewelry Council’s (“RJC”) Code of Practices. These are internationally and industry-wide accepted standards and processes that include audits, documentation, and on-site assessments of the smelters identified in the RCOI. Smelters that are sourcing Conflict Minerals but are certified by RMI or RJC as not directly or indirectly financing or benefiting armed groups in the Covered Countries are referred to as “Conformant Smelters.”

III.Results of the Reasonable Country of Origin
The Company’s RCOI identified 1,303 private brand products that were contracted to manufacture containing either tantalum, tin, tungsten, or gold across 26 suppliers. 1,103 products were determined to be out of scope because they were manufactured with recycled or scrap minerals. The Conflict Minerals found in the remaining in-scope products originated from 219 smelters from various countries around the world. 213 of those smelters are certified by RMI or RJC and therefore are Conformant Smelters. The Company found no reasonable basis to conclude that the 6 remaining smelters sourced Conflict Minerals from the Covered Countries. Accordingly, the Company is not required to file a Conflict Minerals Report as an exhibit to this Form SD.
IV.Conflict Minerals Policy
As set forth in its Conflict Minerals Policy, the Company expects its Private Brand Suppliers to support the Company’s disclosure obligations by:
1.adopting responsible mineral sourcing policies in dealing with their supply chain consistent with the Conflict Minerals Policy and the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas;
2.supplying Covered Products to the Company that do not contain Conflict Minerals that have been sourced under circumstances that contribute to armed conflict in the Covered Countries; and
3. providing the Company with evidence to support the Private Brand Suppliers’ representations as to their Covered Products upon request.

This Form SD and the Conflict Minerals Policy are available for review on the Registrant’s publicly available corporate website at http://stock.walmart.com/sec-filings and at http://corporate.walmart.com/policies#conflict-minerals-policy, respectively. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form SD to be signed on its behalf by the duly authorized undersigned.

WALMART INC.

By:	/s/ Erin Nealy Cox	Date: May 29, 2026
Erin Nealy Cox
Executive Vice President, Global Governance, Chief Legal Officer, and Corporate Secretary